February 1, 2007
Ms. Angela J. Crane, Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:	Methode Electronics, Inc. Form 10-K for the year ended April 30, 2006 Filed July 13, 2006 File No. 0-02816
Dear Ms. Crane:
     This letter sets forth the response of Methode Electronics, Inc. (the “Company”) to the Commission’s comment letter dated January 19, 2007. The Company has reproduced each of the Staff’s questions and indicated its response thereafter. The Company has reviewed this response with its current external auditors and outside legal counsel.
     The Company believes that the following responses appropriately address the Staff’s comments.
Form 10-K for the year ended April 30, 2006
Financial statements, page F-1 through F-5
1.	We note that although your fiscal years ended April 29, 2006 and May 1, 2004, you present consolidated financial statements as of and for the periods ended April 30, 2006 and 2004 for ease of reference.
•	Please confirm that your financial statements are in fact presented as of and for the 52 weeks ended April 29, 2006, April 30, 2005 and May 1, 2004. Otherwise, please clearly explain the adjustments you made in order to present the information as of April 30th of each year.

•	Tell us why management believes such presentation is appropriate.

•	Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated April 30, 2006 and 2005 and income statements and cash flows for each of the three years in the period ended April 30, 2006, though the actual period ended on different days, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.
     The Company’s financial statements are presented as of and for the 52 weeks ended April 29, 2006, April 30, 2005 and May 1, 2004.
     The Company used April 30th in its financial statements as the date of its fiscal year end for all three years presented for ease of reference and aesthetic presentation. Company management believes, and our auditors concurred, that the judgment of a reasonable person relying upon the financial statements would not have been changed or influenced by using the actual fiscal year end dates on the face of the statements rather than April 30th. Accordingly, the Company believed that disclosure of the actual fiscal year end date in the notes to the consolidated financial statements was appropriate.
     However, in future filings, starting for the quarter ended January 27, 2007, the Company will date all financial statements as of the actual fiscal period end date.
     Additionally, in future filings, the audit reports of the Company’s auditors will identify the financial statements to be the actual fiscal year end date and the periods then ended.
Notes to Financial Statements, page F-6
Note 13 Segment Information, page F-21
2.	Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.” Apply in future filings.
     In future filings, only tangible assets will be included in the Company’s disclosure of long-lived assets by geographic area.
     The Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
     Thank you for your consideration in these matters. If you have any further questions regarding these matters, please do not hesitate to contact me.
Very truly yours,
/s/ Douglas A. Koman
Douglas A. Koman
Chief Financial Officer